Indosat Announces Intention to Delist ADRs from NYSE

Jakarta, Indonesia, 22 April 2013: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) announces today that it intends to delist its American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”) and its ADRs will not be listed or quoted on another national securities exchange in the U.S. The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) and expects the delisting to be effective on or about 16 May 2013.

Indosat’s ADR programme was originally undertaken in 1994 in order to provide access to liquidity from investors unable to invest directly in the Indonesian domestic market. The Indonesian Stock Exchange (“IDX”) has matured significantly throughout the ensuing period and has developed a significant foreign institutional equity base. As such, both Indosat’s Board of Directors and Board of Commissioners have supported a request by the Government of Indonesia to review the listing and are confident that the IDX will be sufficient for the company’s future capital needs. Furthermore, the delisting will also reduce the administration costs associated with an NYSE listing.

Prior to delisting, the ADRs will remain fully fungible with the IDX listed shares. Following the delisting, investors will continue to be able to buy and sell shares through the IDX. The ADR programme will be terminated in accordance with its terms. Indosat remains wholly committed to serving its investor base in the U.S. and complying with the highest standards of transparency in its financial reporting and corporate governance disclosure.

In connection with the delisting Indosat intends to terminate the registration of its shares with the U.S. Securities and Exchange Commission in accordance with applicable U.S. law and regulations.

Alexander Rusli, President Director and CEO of Indosat said: “The IDX now benefits from a sophisticated international investor base and the vast majority of our existing institutional ADR holders also hold IDX listed shares. The delisting of our ADRs is an example of our ongoing cost saving initiatives and efforts to improve the administrative efficiency of the business. Our commitment to international standards of financial reporting and corporate governance remains steadfast and we are confident that our existing ADR investors will be supportive of this initiative.”

For further information please contact:

PT Indosat Tbk.

PT Indosat Tbk.

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

Ends